Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

2nd Floor East, 9735 42nd Avenue

Edmonton, Alberta, T6E 5P8

2.

Date of Material Change

September 29, 2006

3.

News Release

September 29, 2006 via CCNMatthews.

4.

Summary of Material Change

Titan Trading Analytics Inc. (“Titan”) and its wholly owned subsidiary, Titan Trading USA, LLC announced the completion of its software interface to Carlin Financial LLC’s trading platform. This allows Titan Trading Analytics to offer more trading solutions to a greater number of professional and institutional traders.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (“Titan”) and its wholly owned subsidiary, Titan Trading USA, LLCannounced the completion of its software interface to Carlin Financial LLC’s tradingplatform. This allows Titan Trading Analytics to offer more trading solutions to a greater numberof professional and institutional traders.

This latest interface to Carlin’s platform will allow the Titan Order Processing Software (TOPS) and Titan Order Execution Software (TOES) to be used by the numerous institutional and direct access trader clients that presently clear through Carlin. Carlin's Technology Department has been working in tandem with Titan's team of developers over the past three months. Titan Trading Analytics Chief Technology Officer Mike Gossland says "This is an extremely important achievement for us on a number of levels. The new link with Carlin expends our suite of current trading interfaces, among them ODL, Realtick and Redi-Plus and it clears the way for developing interfaces to MetaTrader and FIX. These are some of the most popular platforms in the industry, providing end-users with a broad spectrum of platforms when selecting their execution technology. Also, with this important interface completed we can finish other key components that are necessary for the roll-out of the server version and the entire suite of Titan Services."

Titan's Director of US Trading Operations, Philip Carrozza II, says "Carlin Financial is a full service broker/dealer that is also in the Direct Access Trading Space. They have hundreds of proprietary trades and dozens of small to medium-sized hedge funds using their Carlin Trader software. They have also been an important strategic partner to Titan’s US Trading Operations during the development of various applications.  With this piece of software completed we are prepared for future business opportunities via the Carlin Group.”

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-438-1239

9.

Date of Report

October 3, 2006